6620 West Broad Street Richmond, VA 23230 www.genworth.com

August 12, 2010

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated August 9, 2010 to Patrick B. Kelleher, Senior Vice President – Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filings (the “Comment Letter”). We anticipate providing a complete response to the Comment Letter on or before September 8, 2010.

Should you have any questions regarding this matter, please contact me at (804) 662-2685.

Sincerely,

/s/ Amy R. Corbin
Amy R. Corbin Vice President and Controller (Principal Accounting Officer)

cc:

Staci Shannon, Staff Accountant, U.S. Securities and Exchange Commission

Joel Parker, Branch Chief, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.

Patrick B. Kelleher, Senior Vice President – Chief Financial Officer, Genworth Financial, Inc.